Filed by Western Sierra Bancorp pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Western Sierra Bancorp

Commission File No.: 000-25979

February 8, 2006

Fellow employees:

It is my pleasure to announce that Western Sierra Bancorp has entered into a merger agreement with Umpqua Holdings Corporation, parent company of Umpqua Bank, an innovative, West Coast community bank with stores in California, Oregon and Washington.  The agreement, once approved by shareholders of Umpqua Holdings and Western Sierra Bancorp and the appropriate regulatory agencies, provides for the merger of Western Sierra Bancorp and its subsidiary banks - Western Sierra Bank, Central California Bank, Lake Community Bank and Auburn Community Bank - into the Umpqua organization, creating the preeminent community bank of the Western United States.

At Western Sierra Bancorp, we’ve always held strongly to our principles of premium customer service, community commitment and employee recognition.  The same can be said of Umpqua Bank, an Oregon-based community bank that, like Western Sierra, has grown by providing the best in customer service and supporting the communities it serves.  We will build on these shared values as together we form an organization of 126 stores, more than 1,700 employees and approximately $6.9 billion in assets.

I’m sure you’ll have many questions about this merger, and naturally, everyone wonders about the potential for job loss and the effect on salaries and benefits. Fortunately, unlike many bank mergers, this one is a joint effort for growth and expansion, not cost-cutting convenience.  Umpqua Bank has a tremendous record of taking care of employees during times of change, and we will work very hard to minimize job losses within the organization.

This packet includes a Q&A document that will answer many of your questions.  We have also included a fact sheet with further details about the merger agreement.  For the next few days, I will travel through the Western Sierra territory with Ray Davis, president and CEO of Umpqua Holdings Corporation, and Bill Fike, president of Umpqua Bank’s California operations. We will visit a number of locations to speak with you, and next week, we will hold Town Hall meetings at central locations, where we will come together to learn more about Umpqua Bank, its culture and the opportunities that this merger provides.

I encourage you to contact our human resources department with any questions you may have.  Feel free to call the Employee Hotline at (800) 583-6457, or e-mail your confidential questions to hotline@umpquabank.com.  You can also stay up-to-date by going to http://www.umpquabridge.com and follow the instructions.

We are grateful for the ongoing commitment, enthusiasm and dedication that you bring to Western Sierra Bancorp, to your customers and to your fellow employees every day.  Your hard work has laid the foundation for this historic merger between two exceptional community-focused financial institutions.

Sincerely,

Gary D. Gall

President and CEO

Western Sierra Bancorp

The foregoing may be deemed to be offering or solicitation materials of Umpqua Holdings Corporation and Western Sierra Bancorp in connection with the proposed acquisition of Western Sierra with and into Umpqua.  Shareholders are urged to read the joint proxy statement/prospectus that will be included in the registration statement on Form S-4, which Umpqua will file with the SEC in connection with the proposed acquisition, because it will contain important information about Umpqua, Western Sierra, the acquisition and related matters. The directors and executive officers of Umpqua and Western Sierra may be deemed to be participants in the solicitation of proxies from their respective shareholders. Information regarding the participants and their security holdings can be found in each of Umpqua’s and Western Sierra’s most recent proxy statements filed with the SEC and the joint proxy statement/prospectus when it is filed with the SEC. All documents filed with the SEC are or will be available for free, both on the SEC web site (http://www.sec.gov) and from Umpqua by directing a request to Umpqua Holdings Corporation, Attention: Investor Relations, One SW Columbia Street, Suite 1200, Portland, OR 97258, and from Western Sierra by directing a request to Western Sierra Bancorp, Investor Relations, 4080 Plaza Goldorado Circle, Cameron Park, CA 95682.

Filed by Western Sierra Bancorp pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Western Sierra Bancorp

Commission File No.: 000-25979

Questions and Answers for Western Sierra Bancorp Employees

Umpqua Bank and Western Sierra Bancorp Merger

February 2006

Q:          What is Umpqua Bank?

A:           Umpqua Bank is a subsidiary of Umpqua Holdings Corporation (NASDAQ: UMPQ) and the Pacific Northwest’s largest community bank, with $5.4 billion in assets and $4.3 billion in deposits as of December 31, 2005.  Headquartered in Roseburg, Oregon, Umpqua Bank has 95 stores between Sacramento, California and Bellevue, Washington, along the Oregon and Northern California coast and in Central Oregon.  Umpqua Bank also has retail mortgage lending offices in Coos Bay, Bend and Clackamas, Oregon and Roseville, California.  Umpqua Bank offers a wide range of personal and business loans and accounts, as well as investment services through its affiliate, Strand, Atkinson, Williams & York, Inc., which has 4 offices in Oregon and Southwest Washington, and in select Umpqua Bank store locations.  Umpqua Bank has 123 ATM locations throughout Oregon, California and Southwest Washington, making it the largest ATM network of any Oregon-based bank.  A full listing of Umpqua Bank’s products, services, and locations is available online at www.umpquabank.com.  Umpqua Bank was founded as South Umpqua State Bank in Canyonville, Oregon in 1953. Umpqua Holdings Corporation is headquartered in Portland, Oregon.

Q:          Why are Umpqua Holdings Corporation and Western Sierra Bancorp agreeing to merge?

A:           The combination of our organizations creates a geographic footprint of bank store locations unequaled by any other independent community bank in the West. That footprint coupled with Umpqua’s and Western Sierra’s record of fiscal responsibility and outstanding performance makes this merger appealing for our shareholders, customers and fellow associates.  Like Umpqua, Western Sierra Bancorp’s subsidiary banks are exceptional banks with exceptional people who understand what it means to be a community bank – to consistently deliver outstanding customer service, to work as a team toward a common goal, and to give something back to the community through good works and charitable programs.  Umpqua Bank has its roots (and has proven success) in markets that are not unlike the communities Western Sierra Bancorp serves.

Questions and Answers for Western Sierra Employees

Umpqua Bank and Western Sierra Bank Merger

Q:          Will the bank’s name change?

A:           Yes.  Upon regulatory and shareholder approval and completion of the merger, all branches and departments will adopt the Umpqua Bank name and logo.

Q:          When will the merger be completed?

A:           The merger is expected to be completed second quarter 2006.

Q:          What can I tell my customers about this merger?

A:           Tell them they will continue to benefit from working with the same people in the same branches, with the same commitment to community banking, but with more locations, more resources and more borrowing power.  Since there is minimal overlap between Umpqua and Western Sierra Bancorp branches, this merger provides an extended network of locations to serve all our customers.  Like Western Sierra Bancorp, Umpqua is committed to its focus on community banking and its active partnership with the communities it serves. Umpqua is nationally known for its innovative approach to community banking.

Q:          Does this mean I’m now with a “big bank”?

A:           No. Like your current bank, personalized customer service and one-on-one interaction are at the foundation of Umpqua Bank. In fact, Umpqua Bank was recognized in 2004 as the #1 “Best Company to Work For” in Oregon and in 2005 as “Oregon’s Most Admired Financial Services Company” because of the personal attention it gives to its customers and its associates.  As a benefit to its size, you will gain access to an additional 95 stores and 123 ATMs throughout Umpqua’s existing footprint. You will also have available higher lending limits and expanded product and service offerings.

Q:          Will Umpqua Bank retain all existing Western Sierra Bancorp ATM locations?

A:           All ATMs located at Western Sierra branch locations will remain in place.

Q:          Can my customers use their checks, debit cards, and ATM cards at Umpqua Bank stores?

A:           Yes.  Soon after completion of the merger, your customer’s cards and checks will be usable at all Umpqua Bank locations.  Your customers can continue to use their cards and checks as usual at their current bank locations.  New Umpqua Bank cards and checks will be issued after completion of the merger.

Q:          Will customers’ existing loan rates or terms change?

A:           No.  All existing loan terms remain the same.

Q:          How will this merger affect existing business accounts and customers?

A:           The combined bank will provide business customers access to higher lending limits but with the same local decision-making they are accustomed to, as well as the same friendly faces that have provided exceptional customer service.

Q:          What is Strand, Atkinson, Williams & York and what services does it offer?

A:           Strand, Atkinson, Williams & York, Inc is one of the largest Oregon-based retail brokerage firms and offers a wide range of investment and insurance services, including asset management, equities, money market and mutual funds, annuities, retirement plans, life and disability insurance, and medical supplement policies.  Established in 1928, Strand Atkinson has locations in Umpqua Bank stores and in dedicated offices throughout Oregon and Southwest Washington.

Q:          How can Umpqua Bank remain a community bank as it continues to grow?

A:           Umpqua has been operating as a community bank since its inception more than 50 years ago.  Umpqua believes size and location have nothing to do with being a community bank. It is how you operate that defines you as a community bank.  At Umpqua, our community focus is derived from our culture, the experience we provide our customers and all the conscious decisions we make to ensure we function as a true community bank.  This includes empowering our associates at the front line, structuring ourselves so we are making decisions locally, serving our communities through volunteerism and delivering unparalleled customer service.

Q:          What is Umpqua Bank’s philosophy for community investment?

A:           Umpqua Bank has a deep commitment to the citizens, businesses and organizations in the communities we serve.  We demonstrate that support in a number of ways, not only by providing a wide range of financial products and services, but also by contributing resources to organizations and events that help make our communities vibrant, especially with regard to youth, education, and the arts.  In 2005, Umpqua Bank contributed over $1,000,000 to non-profit and community organizations throughout Oregon, Northern California and Washington.  In addition, in 2005, Umpqua Bank associates contributed almost 12,000 volunteer hours as part of Umpqua’s Connect Volunteer Network, which provides every full time associate with 40 hours of paid time off to volunteer.

Q:          Why does Umpqua Bank call its branches “stores”?

A:           Umpqua is focused on the customer experience and our locations are built with this in mind. Through interactive displays we make banking products and services come to life. We not only want customers to come in and cash a check, we want them to browse. Our associates are trained in an environment that enables them to tailor our various products and services to meet the unique financial needs of each customer.  This is one of the practices that sets Umpqua Bank apart from more traditional banks.

Q:          How will this merger affect my benefits?

A:           There will be no immediate changes to your benefits. After the merger is completed we will work to consolidate all our benefits on one common plan.

Q:          Will my pay be affected?

A:           If you continue in your current position, your pay will not be affected negatively.  In fact, many associates may earn additional income through incentive plans that will be introduced upon completion of the merger.  It is Umpqua’s policy that as changes in positions or responsibilities are made, pay will be a consideration and will be evaluated at that time.

Q:          Will existing branches close?

A:           We do not anticipate closing any branches. Western Sierra customers will continue to benefit from working with the same people with the same commitment to community banking, but now with more locations, more resources and more borrowing power.

Q:          Will employees be displaced?  If so, how many and where?

A:           Umpqua Bank has a track record of taking care of its workforce during times of change. During our last merger completed in 2004 we were successful in finding either bank positions or other jobs for over 95% of people affected. At this time, no final decisions have been made on any staffing changes. Rest assured Umpqua’s management team will be working closely with Western Sierra management to get to know you and the valuable contributions you bring to Western Sierra while we jointly assess how our operations can be brought together successfully.  We anticipate minimal changes in the branch network and some redundancies in back office operations. Every effort will be made to relocate any affected associates into open positions available throughout the Umpqua territory.

Q:          Will all of Western Sierra Bancorp’s top executives be relocated to Roseburg or Portland, Oregon?

A:           No.  Some management positions may be relocated to Umpqua Bank’s headquarters; however, we have not yet determined which management-level positions will be retained, relocated, or consolidated.

Q:          If I have additional questions, who can I ask?

A:           Should you have any additional questions about this merger, a telephone and e-mail hotline system have been put into place to respond to your questions.  Please contact the Associate Hotline at (800) 583-6457 anytime from 8:00 a.m. to 5:00 p.m., Monday through Friday for immediate assistance, or e-mail your confidential questions anytime to hotline@umpquabank.com.  E-mails will receive a response within 12 working hours.  If you call after hours, simply leave a message with your name and phone number and you will receive a call back the next business day.  You can also stay up-to-date by going to www.umpquabridge.com and following the instructions.

Q.           What happens next?

A.           The week of February 13, Gary Gall, Ray Davis, and other Bank officials will host four Town Hall meetings at locations throughout the region. These gatherings are an excellent opportunity for you to learn more about the merger straight from the executive team.  Please visit the Bridge for more details. The meetings are scheduled as follows:

February 13, 7:30am	Town Hall Meeting #1	Sacramento area
February 13, 6:00pm	Town Hall Meeting #2	Sonora
February 15, 7:30am	Town Hall Meeting #3	Lakeport
February 15, 6:00pm	Town Hall Meeting #4	Auburn area

The foregoing may be deemed to be offering or solicitation materials of Umpqua Holdings Corporation and Western Sierra Bancorp in connection with the proposed acquisition of Western Sierra with and into Umpqua.  Shareholders are urged to read the joint proxy statement/prospectus that will be included in the registration statement on Form S-4, which Umpqua will file with the SEC in connection with the proposed acquisition, because it will contain important information about Umpqua, Western Sierra, the acquisition and related matters. The directors and executive officers of Umpqua and Western Sierra may be deemed to be participants in the solicitation of proxies from their respective shareholders. Information regarding the participants and their security holdings can be found in each of Umpqua’s and Western Sierra’s most recent proxy statements filed with the SEC and the joint proxy statement/prospectus when it is filed with the SEC. All documents filed with the SEC are or will be available for free, both on the SEC web site (http://www.sec.gov) and from Umpqua by directing a request to Umpqua Holdings Corporation, Attention: Investor Relations, One SW Columbia Street, Suite 1200, Portland, OR 97258, and from Western Sierra by directing a request to Western Sierra Bancorp, Investor Relations, 4080 Plaza Goldorado Circle, Cameron Park, CA 95682.